UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

SENOMYX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81724Q107

(CUSIP Number)

Kent Snyder

The Snyder Family Trust

4767 Nexus Centre Drive

San Diego, California

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81724Q107	13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS: KENT SNYDER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,705,134 (1)
	8	SHARED VOTING POWER: 3,110,994 (1)
	9	SOLE DISPOSITIVE POWER: 2,705,134 (1)
	10	SHARED DISPOSITIVE POWER: 3,110,994 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,110,994 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes all shares that the reporting person has the right to acquire pursuant to the exercise of stock options. See Item 5.
(2)	Percentage of class calculated based on an aggregate of 40,628,023 shares issued and outstanding as of March 1, 2013. Including only shares the reporting person has the right to acquire within 60 days of March 1, 2013, the percentage of class would be 5.4%.

CUSIP No. 81724Q107	13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS: THE SNYDER FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 405,860
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 405,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 405,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage of class calculated based on an aggregate of 40,628,023 shares issued and outstanding as of March 1, 2013.

CUSIP No. 81724Q107	13D	Page 4 of 9

Explanatory Note.

This Schedule 13D (the “Schedule 13D”) is being filed by and on behalf of Kent Snyder and The Snyder Family Trust (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Senomyx, Inc., a Delaware corporation (the “issuer” or “Senomyx”). Mr. Snyder joined Senomyx in June 2003 and has served as its Chief Executive Officer and as a member of its Board of Directors (the “Board”) since that time. From June 2003 until September 2009 Mr. Snyder also served as President of Senomyx, and since May 2008 Mr. Snyder has served as the Chairman of the Board of Senomyx.

As a result of the vesting of stock options granted by Senomyx to Mr. Snyder, Mr. Snyder’s beneficial ownership of the Common Stock, taking into account stock options that are fully vested and immediately exercisable and stock options that are exercisable within 60 days and the beneficial ownership of the other Reporting Persons has exceeded 5% of the outstanding Common Stock. Mr. Snyder is filing this Schedule 13D to report his ownership of more than 5% of the outstanding Common Stock.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Senomyx. The principal executive offices of Senomyx are located at 4767 Nexus Centre Drive San Diego, California 92121.

Item 2. Identity and Background.

(a)	The persons and entities filing this Schedule 13D are Kent Snyder and The Snyder Family Trust. Mr. Snyder is co-trustee of The Snyder Family Trust.

(b)	The address of the principal place of business of the Reporting Persons is 4767 Nexus Centre Drive, San Diego, California 92121.

(c)	Mr. Snyder is the Chief Executive Officer and Chairman of the Board of Senomyx and is co-trustee of The Snyder Family Trust.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Snyder is a citizen of the United States of America and The Snyder Family Trust is a trust formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

The 2,705,134 shares of Common Stock beneficially owned by Mr. Snyder represent shares of Common Stock issuable upon the exercise of options, 1,886,363 shares of which are issuable upon the exercise of options exercisable within 60 days of March 1, 2013.

The 405,860 shares of Common Stock held by The Snyder Family Trust, of which Mr. Snyder is a co-trustee, were transferred into The Snyder Family Trust after Mr. Snyder’s initial acquisition by purchase with personal funds as follows:

Date	Method of Acquisition	Shares	Aggregate Price
12/22/2006	Exercise of options	40,000	$29,400
12/4/2007	Exercise of options	25,000	$18,375
2/29/2008	Employee Stock Purchase Plan	1,980	$11,702
2/26/2010	Employee Stock Purchase Plan	27,173	$42,390
2/28/2011	Employee Stock Purchase Plan	11,707	$18,263
1/7/2013	Exercise of options	300,000	$220,500

CUSIP No. 81724Q107	13D	Page 5 of 9

Item 4. Purpose of Transaction.

The Reporting Persons hold their options and/ or shares of Common Stock, as applicable, for investment purposes. Any Reporting Persons may, from time to time, acquire additional shares of Common Stock in open market transactions, and Mr. Snyder may, from time to time, acquire additional shares of Common Stock through the exercise of vested options or through additional compensatory grants of stock awards pursuant to Senomyx’s compensatory plans put in place from time to time. Additionally, any Reporting Person may, from time to time, sell its shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with its investment purpose. Subject to the foregoing, no Reporting Person has a current plan or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

In addition, the current compensation practice of Senomyx is that each executive officer, including Mr. Snyder, receives a stock option grant annually, the size of which is based upon the analysis by the Compensation Committee of the Board of certain key factors for each executive officer. Generally, 25% of the shares subject to the stock options vest one year from the effective date of grant and the remainder of the shares vest in equal monthly installments over the 36 months thereafter, subject to acceleration of vesting in certain circumstances.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Snyder is the beneficial owner of an aggregate of 3,110,994 shares of Common Stock, representing 7.2% of the outstanding Common Stock. Mr. Snyder’s ownership is comprised of (i) 2,705,134 shares of Common Stock issuable upon the exercise of options, 1,886,363 shares of which are issuable upon the exercise of options that are exercisable within 60 days of March 1, 2013, and (ii) 405,860 shares of Common Stock held by The Snyder Family Trust, of which Mr. Snyder is a co-trustee. Although the rules and regulations promulgated by the SEC in connection with Section 13 of the Act do not require a reporting person to report shares that such reporting person does not have the right to acquire within 60 days of the applicable report, Mr. Snyder is voluntarily reporting all shares underlying the options as beneficially owned by Mr. Snyder on this Schedule 13D.

The Snyder Family Trust is the beneficial owner of 405,860 shares of Common Stock, representing 1.0% of the outstanding Common Stock.

All percentages in this Item 5 relating to beneficial ownership of Common Stock are based on 40,628,023 shares of Common Stock outstanding as of March 1, 2013, as reported by Senomyx to each Reporting Person.

CUSIP No. 81724Q107	13D	Page 6 of 9

(b)	Regarding the number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See line 7 of the applicable cover sheets for such Reporting Person.

(ii)	shared power to vote or to direct the vote: See line 8 of the applicable cover sheets for such Reporting Person.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the applicable cover sheets for such Reporting Person.

(iv)	shared power to dispose or to direct the disposition: See line 10 of the applicable cover sheets for such Reporting Person.

Mr. Snyder has the shared power to vote and dispose of all the shares of Common Stock beneficially owned by The Snyder Family Trust.

(c)

On April 15, 2013, Mr. Snyder was awarded an option to purchase up to 335,000 shares of Common Stock at a per share exercise price equal to $2.11 which vests over four years as follows: 1/4th of the shares vest upon the first anniversary of the grant date and 1/48th vest monthly thereafter.

(d)	Mr. Snyder and The Snyder Family Trust each have the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in The Snyder Family Trust.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following table summarizes the terms of all outstanding options that Senomyx has granted to Mr. Snyder pursuant to either Senomyx’s 1999 Equity Incentive Plan or its Amended and Restated 2004 Equity Incentive Plan.

Grant Date	Number of Securities Underlying Options (#)	Option Exercise Price ($)	Option Expiration Date
6/16/2003	8,428	0.74	6/15/2013
6/25/2004	228,440	6.02	6/24/2014
1/19/2005	154,100	8.60	1/18/2015
2/1/2006	279,000	16.25	1/31/2016
2/15/2007	182,166	12.91	2/14/2017
2/15/2008	219,000	7.49	2/14/2018
2/16/2009	349,900	3.21	2/15/2019
2/16/2010	219,100	2.50	2/15/2020
2/15/2011	375,000	6.68	2/14/2021
2/15/2012	355,000	3.30	2/14/2022
4/15/2013	335,000	2.11	4/14/2023

(1)

Except for the option granted to Mr. Snyder on June 16, 2003, each of the option awards vest over four years as follows: 1/4th of the shares vest upon the first anniversary of the grant date and 1/48th vest monthly thereafter. Mr. Snyder’s option granted on June 16, 2003 vested over four years in equal monthly installments.

In addition, Senomyx is party to a change in control agreement with Mr. Snyder pursuant to which if his employment is terminated by Senomyx without cause or by him for good reason (each as defined in the agreement) within one month prior or 36 months after a change in control, Mr. Snyder’s stock options will immediately vest in full.

The foregoing description of the terms of the stock options granted to Mr. Snyder and the change in control agreement with Mr. Snyder do not purport to be complete and are qualified in their entirety by reference to the full text of Senomyx’s 1999 Equity Incentive Plan, Senomyx’s Amended and Restated 2004 Equity Incentive Plan, the forms of award agreements applicable to each award, and the change in control agreement with Mr. Snyder, each of which are filed as an exhibit to this Schedule 13D and incorporated by reference herein.

CUSIP No. 81724Q107	13D	Page 7 of 9

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

A	1999 Equity Incentive Plan and Form of Stock Option Agreement thereunder (Filed as an exhibit to Registration Statement File No. 333-113998 and incorporated herein by reference.).

B	Amended and Restated 2004 Equity Incentive Plan and Form of Employee and Consultant Stock Option Agreement thereunder (Filed as an exhibit to Registration Statement File No. 333-113998 and incorporated herein by reference).

C	Change in Control Agreement dated October 10, 2006 by and between the Issuer and Kent Snyder (Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on October 13, 2006 and incorporated herein by reference).

D	Agreement regarding filing of joint Schedule 13D.

CUSIP No. 81724Q107	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

/S/ KENT SNYDER
Kent Snyder

THE SNYDER FAMILY TRUST

By:	/S/ KENT SNYDER
Name:	Kent Snyder
Title:	Co-Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the SEC may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 81724Q107	13D	Page 9 of 9

EXHIBIT INDEX

Exhibit Number	Description

A	1999 Equity Incentive Plan and Form of Stock Option Agreement thereunder (Filed as an exhibit to Registration Statement File No. 333-113998 and incorporated herein by reference.).

B	Amended and Restated 2004 Equity Incentive Plan and Form of Employee and Consultant Stock Option Agreement thereunder (Filed as an exhibit to Registration Statement File No. 333-113998 and incorporated herein by reference).

C	Change in Control Agreement dated October 10, 2006 by and between the Issuer and Kent Snyder (Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on October 13, 2006 and incorporated herein by reference).

D	Agreement regarding filing of joint Schedule 13D.